Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Arena Pharmaceuticals, Inc:

We consent to the use of our reports dated March 15, 2012, with respect to the consolidated balance sheets of Arena Pharmaceuticals, Inc. and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting of Arena Pharmaceuticals, Inc. and subsidiaries as of December 31, 2011, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Diego, California

May 14, 2012